Exhibit 3(ii)

Text of Amendment to the Company’s Bylaws

The bylaws of the Company are hereby amended as follows:

1.                                       The second sentence of Section 4 of Article II of the Bylaws is amended and restated to read in its entirety as follows:

“A copy of the notice of any meeting shall be given to each shareholder entitled thereto, personally, by mail, or (if consented to by the shareholder) electronically, not fewer than ten days nor more than sixty days before the date of the meeting, provided, however, that a copy of such notice may be given by third class mail not fewer than twenty-four and not more than sixty days before the date of the meeting.”

2.                                       The second sentence of Section 5 of Article III of the Bylaws is amended and restated to read in its entirety as follows:

“Such date shall be not more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.”